Filed Pursuant to Rule 433

Registration Statement No. 333-271865

Final Term Sheet dated October 31, 2023

Relating to Preliminary Prospectus Supplement dated October 31, 2023 to Prospectus dated May 12, 2023

$500,000,000 5.850% NOTES DUE 2026

Issuer:	Camden Property Trust

State of Formation:	Texas

Expected Ratings (Moody’s / S&P / Fitch)*:	A3 (Stable) / A- (Stable) / A- (Stable)

Trade Date:	October 31, 2023

Settlement Date:	T+3; November 3, 2023; under Rule 15c6-1 under the Securities Exchange Act of 1934, trades in the secondary market generally are required to settle in two business days, unless the parties to that trade expressly agree otherwise. Accordingly, purchasers who wish to trade the Notes before the second business day prior to the Settlement Date will be required, by virtue of the fact that the Notes initially will settle on a delayed basis, to specify an alternate settlement cycle at the time of any such trade to prevent a failed settlement, and should consult their own advisors with respect to these matters

Type:	SEC Registered

Principal Amount:	$500,000,000

Maturity Date:	November 3, 2026

Benchmark Treasury:	4.625% due October 15, 2026

Benchmark Treasury Price / Yield:	99-07 7/8 / 4.901%

Spread to Benchmark Treasury:	0.950% (95 basis points)

Yield to Maturity:	5.851%

Price to Public:	99.997% of the principal amount

Coupon (Interest Rate):	5.850%

Interest Payment Dates:	May 3 and November 3, commencing on May 3, 2024

Day Count Convention:	30 / 360

Redemption Provision:	Make-whole call based on Treasury Rate + 0.15% (+15 basis points); if, however, the Notes are redeemed on or after October 3, 2026, the redemption price will equal 100% of the principal amount of the Notes to be redeemed plus accrued and unpaid interest on the amount being redeemed to the redemption date

CUSIP / ISIN:	133131BA9 / US133131BA99

Joint Book-Running Managers:	BofA Securities, Inc. J.P. Morgan Securities LLC PNC Capital Markets LLC Truist Securities, Inc. U.S. Bancorp Investments, Inc. Regions Securities LLC

Senior Co-Managers:	Scotia Capital (USA) Inc. TD Securities (USA) LLC BMO Capital Markets Corp. Mizuho Securities USA LLC

Co-Managers:	BNP Paribas Securities Corp. Deutsche Bank Securities Inc. M&T Securities, Inc. Wells Fargo Securities, LLC Samuel A. Ramirez & Company, Inc.

*	Note: A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.

No PRIIPs or UK PRIIPs KID: No PRIIPs or UK PRIIPs key information document (KID) has been prepared as not available to retail in the European Economic Area or UK.

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling, BofA Securities, Inc. toll-free at (800) 294-1322, J.P. Morgan Securities LLC collect at (212) 834-4533, PNC Capital Markets LLC toll-free at (855) 881-0697, U.S. Bancorp Investments, Inc. toll-free at (877) 558-2607, or Truist Securities, Inc. toll-free at (800) 685-4786.

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